02034990

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

101 BARCLAY STREET, NEW YORK, N.Y. 10286

DEPOSITARY RECEIPTS

June 11, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

02 JUN 19 AM 11:09

SUPPL

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

Re: Sammy Corporation - File No. 82-5227

To Whom It May Concern:

At the request of Sammy Corporation,, enclosed please find the following documents:

- Notice of Action Filed dated June 11, 2002

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We are forwarding these documents at the request and on behalf of Sammy Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely yours,

S. Sumikawa

Shunsuke Sumikawa
Account Officer
American Depositary Receipts
Tel#: (212) 815-2042
Fax#: (212) 571-3050
Email: ssumikawa@bankofny.com

6/19

June 11, 2002

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi President and Chief Executive Officer

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Yasuhiro Katayama Executive Officer and Division Manager, Administration Division (TEL: 03-5950-3790)

Notice of Action Filed

Notice is hereby given that an action against Sammy Corporation (the "Company") was filed with the Tokyo District Court as of May 31, 2002 (the Company was served with the bill of complaint as of June 7, 2002), as described below:

Description

1. Party filing the action:
   - (1) Name: Aruze Corp.
   - (2) Location: 5-23, Ariake 3-chome, Koto-ku, Tokyo
   - (3) Reason: Infringement of patent rights of Aruze Corp.

2. Content of the action
   - (1) Amount of damages claimed: ¥5,145,750,000
   - (2) Payment of interest at the rate of 5% per annum on the amount of damages••claimed accruing on or after June 8, 2002 up to the payment thereof

3. Cause of action

   ••Aruze Corp. filed the action, alleging that a drum-rotating game machine (or pachislot machine) "*JYUOH*" manufactured and marketed by the Company has infringed the patent rights of Aruze Corp.

4.• • Future prospects

   The Company believes that it has not infringed any of the patent rights of Aruze Corp. and intends to claim its legitimacy to defend itself in court.

   The course of the action may impact business results of the Company. At present, however, the impact is expected to be insignificant.

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